OMV Investor News

July 14, 2008

OMV with a new exploration success in Tunisia

- Successful exploration well Ahlem-1 in the Jenein Sud exploration permit
- Promising cumulative flow rate of the tested formations amounts to 3,500 bbl/d of condensate and 120 mn cf/d (20,000 boe/d) of gas
- Plans for drilling of further wells and additional 3D seismic acquisition

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, announces the discovery and successful testing of condensate and gas in its Ahlem-1 exploration well in the Jenein Sud exploration permit in Southern Tunisia. This is the third successful discovery in the permit within the last two years and highlights the potential of this block, which is operated by OMV (Tunesien) Exploration GmbH. The exploration well reached a total depth of 4,020 m and encountered a total of 36 m net gas and condensate pay in several layers at depths ranging from 3,700 m to 3,980 m. Further exploration and appraisal activities are planned in the area, including the acquisition of 3D seismic and drilling of additional wells.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated:"I am delighted with this new discovery in our Jenein Sud exploration block as it confirms the potential of this block and reinforces our plans for further growth in Tunisia."

The cumulative flow rate of all layers tested by the Ahlem-1 well amounts to 3,500 bbl/d of condensate and 120 cf/d (20,000 boe/d) of gas. Drilling of the next exploration well in the block is expected to commence in July. Acquisition of 600 km^2 of additional 3D seismic is also planned to start this month. OMV and the Tunisian national oil company ETAP each hold a 50% interest in the Jenein Sud exploration permit, which covers an area of 1,992 km^2, 700 km south of the Tunisian capital Tunis.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 321,000 boe/d, and the Company's reserves at the end of 2007 were approximately 1.22 bn boe.

Move & More. OMV


ALGIERS
TUNIS
SICILY
ALGERIA
GREMDA/ EL AIN
SIDI MANSOUR
GUEBIBA/ EL HAJEB
RHEMOURA
ASHTART
CERCINA
Mediterranean Sea
TUNISIA
TRIPOLI
TUNISIA
OMV share
Ashtart: 50%
Cercina: 49%
Gremda/El Ain: 49%
Guebiba/El Hajeb: 49%
Rhemoura: 49%
Jenein Sud: (OP) 50%
Sidi Mansour: (OP) 80%
JENEIN SUD
LIBYA
200 Kilometers

Background information:

Condensate is a hydrocarbon liquid which is dissolved in saturated natural gas and comes out of solution when the pressure and temperature reach the dew point.

OMV in Tunisia

OMV first became active in Tunisia in the early 1970s. The acquisition of the international E&P activities of Preussag in 2003 gave OMV access to seven producing oil fields in the southeast of the country. The most prolific of these is the Ashtart field. OMV currently has interests in two exploration and five production licenses in Tunisia. Its current production in Tunisia amounts to approximately 8,000 boe/d. OMV operates the Jenein Sud exploration block which is situated in the Tunisian extension of the Ghadames basin. In April 2008, OMV acquired an 80% operated share in the Sidi Mansour exploration area.

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. OMV's Austrian gas hub Baumgarten transports approximately 52 bcm of gas annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.93% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Homepage: www.omv.com

Next results announcement: January – June and Q2 2008 on August 6, 2008

Move & More. OMV

OMV Investor News

July 17, 2008

OMV signs agreement with Libyan NOC to renew contracts for major oil fields

SUPPL

- Contracts for OMV's blocks in Libya's Murzuq basin extended to 2032
- Existing Exploration and Production Sharing Agreements (EPSAs) transformed to standard EPSA IV contractual frame-work
- New exploration campaign planned in NC115 and NC186
- Increase in oil production levels resulting from ongoing field development in NC115 and NC186

OMV, Central Europe's leading oil and gas group, signed agreements with Libya's National Oil Corporation (NOC) for blocks NC115 and NC186 in the Murzuq basin, onshore Libya, some 700 km south of Tripoli. Partners in NC115 are Repsol (40%) and Total (30%). In Block NC186 Repsol holds 32%, OMV and Total 24% each and StatoilHydro 20%.

The original EPSA contracts signed in 1994 and 1997 have been converted to the EPSA IV contractual frame-work, which is now a standard in Libya, reflecting the changes in the oil industry environment. As part of the review process the agreements have been extended for block NC115 by 15 years from 2017 and for NC186 by 10 years from 2023 until 2032, effective from January 2008. The international consortia will receive a primary split of 13% of gross field production in NC115 and 12% in NC186, both on an after tax basis. Furthermore an extensive exploration campaign has been agreed in NC115 and in NC186.

The new contracts also provide for a signature bonus of a total of USD 1 bn for NC115 and NC186, of which OMV's share in total will be USD 249 mn, payable over three years reflecting the long-term participation in these two blocks and the access to high-quality oil reserves.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production, said: "OMV has been active in Libya since 1975, with production since 1985. The extension of the Murzuq contracts until 2032 reflects our strong relationship with Libya and is an important step in securing our position in Libya in the future. As a result of the ongoing development of the discoveries made in both blocks, the total production from these two blocks will increase from today's 300,000 bbl/d to approximately 380,000 bbl/d in 2012. The extended access to those world class fields and in-depth knowledge of their future potential reassure us that these assets in Libya will remain an essential and profitable part of our portfolio."

Move & More. OMV

Following the signature of the EPSAs OMV will adapt its production reporting on NC115. In order to make it comparable to general reporting methods in the oil industry the production will be reported on a pre-tax basis. The change to pre-tax reporting and the extension of the contract period will lead to higher reserves for NC115, increased production levels and a higher EBIT contribution. Reporting for NC186 has already been adapted in Q4/06.

As a result of the new contractual framework, net income will be affected in the first phase and it will lead to a higher corporate tax rate. However, the outcome of the re-negotiations should be considered in the context of OMV managing to extend oil production from the world class El Shararah field in NC115 by 15 years, receiving the award of exploration rights in the prolific NC115 and NC186 as well as gaining further business opportunities in Libya.

Strong Libyan E&P portfolio

OMV has been present in Libya since 1975 and made a major expansion in 1985 when it acquired 25% of Occidental Petroleum's producing assets in Libya. Since then OMV has expanded its E&P operations significantly further by entering into an agreement in 1994 with NOC, Repsol and Total for the development and production of the giant El Sharara field (Block NC115), which produces in excess of 200,000 bbl/d. In 1997, NC 186 was acquired. So far, there have been eight discoveries in NC 186, five of which are currently in production. In 2003, OMV and Repsol were awarded Exploration Package 1 encompassing six blocks with a total size of approximately 70,000 km². Three discoveries have been made to date. Effective December 1, 2007 OMV together with Occidental signed agreements for the re-development of the giant Nafoora Augila field and other oilfields in the very prolific Sirte basin. The contracts are valid for a 30 year period. Production from these fields is expected to increase from today's 100,000 bbl/d to 300,000 bbl/d. OMV's current production in Libya amounts to approximately 33,000 bbl/d.



Mediterranean Sea
TUNISIA
TRIPOLI
Benghazi
NC-201
NC-202
Ghadamis
NC-29B,C
C103
NAFOORA-AUGILA
NC-74A,B
NC-163
C102
NC-74F
NC-199
ALGERIA
NC-186
Sabha
LIBYA
EGYPT
NC-115
NC-200
NC-203
NC-187
NIGER
CHAD
NC-204
200 Kilometers

Move & More. OMV

Notes to editors:

EPSA IV

EPSA stands for Exploration and Production Sharing Agreement. Under such agreement the foreign investor carries 100% of the exploration expenditures. In case of a discovery development costs are shared 50/50 between NOC and the foreign investor. The primary split defines the maximum percentage of crude oil, condensate or natural gas which the foreign investor will receive. The Libyan EPSA contract has undergone a development over decades with its latest version (EPSA IV) in place since January 2005.

Partners NC115:

Repsol	40%
OMV	30%
Total	30%

Partners NC186:

Repsol	32%
OMV	24%
Total	24%
StatoilHydro	20%

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. OMV's Austrian gas hub Baumgarten transports approximately 52 bcm of gas annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.93% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2008 on August 6, 2008

END

Move & More. OMV